Exhibit 8.1

Subsidiaries

Name	Jurisdiction of Formation

VIA optronics GmbH	Nuremberg

VIA optronics, LLC	Florida

VIA optronics Suzhou Co. Ltd.	Jiangsu

VIA optronics (Taiwan) Ltd.	Taipei

VTS-Touchsensor Co., Ltd.	Shiga